  EXHIBIT 99.2

GAMESQUARE ESPORTS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2022 and February 28, 2021

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) relates to the financial results and related data of GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (“GameSquare” or the “Company”) and its wholly owned subsidiaries for the three months ended March 31, 2022. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2022, its audited consolidated financial statements for the thirteen months ended December 31, 2021 and its annual MD&A for the thirteen months ended December 31, 2021 (“Annual MD&A”) filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s interim financial statements have been prepared in accordance with International Financial Reporting Standard 34 – Interim Financial Reporting and do not include all the disclosures required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollar” or “USD”). Accordingly, except as otherwise disclosed, all dollar figures in this report are stated in U.S. dollars. Additional information relevant to the Company can be found under the Company’s profile on SEDAR. References to “Q1”, “this quarter”, or “the quarter” are to the three months ended March 31, 2022. References to “this year” or “the year” are to the twelve months ended December 31, 2022. References to “last year” or “prior year” are to the thirteen months ended December 31, 2021. During the thirteen months ended December 31, 2021, the Company changed its fiscal year-end to December 31 and thus the comparative period covers the three-month period from December 1, 2020 to February 28, 2021.

The commentary has been prepared taking into consideration information available to May 27, 2022. The reader should be aware that historical results are not necessarily indicative of future performance.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (Ontario), and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. The words “plans”, “expects”, “estimated”, “anticipates”, “intend”, “focus”, “outlook”, “potential”, “seek”, “strategy”, “vision”, “goal”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, frequently identify forward-looking statements. Forward-looking statements include, without limitation, statements of the Company with respect to: the size and expected growth of the esports industry, statements regarding the operations, business, financial condition, expected financial results, prospects, opportunities, targets, goals, ongoing objectives, strategies and outlook of GameSquare, including the Company’s outlook for 2022 (see “Outlook”) and the positioning of the Company for sustainable growth. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect. In addition to any factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to successfully identify and integrate strategic acquisition opportunities; the Company being able to recognize and capitalize on opportunities earlier than its competitors; the culture and business structure of the Company supporting its growth; the Company continuing to attract qualified personnel to support its development requirements; and that the risk factors noted below, collectively, do not have a material impact on the Company.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors include, without limitation, risks relating to the following, which are discussed in greater detail in the “Risk Factors” section in the Annual Information Form and the “Risks and Uncertainties” section of the Annual MD&A: industry competition, the Company’s ability to achieve its objectives, the Company’s size and position in the industry and potential growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company’s portfolio across entertainment and media platforms, dependence on the Company’s key personnel, ability to execute on future acquisitions, mergers or dispositions, currency exchange rates, laws and government regulations, electronic data compromises and general business, economic, competitive, political and social uncertainties including the impact of the COVID-19 pandemic. These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. All forward-looking statements in this MD&A are qualified by these cautionary statements.

OVERVIEW

GameSquare is focused on the high growth esports market. The Company seeks to bridge the gap between global brands and the large gaming and esports communities by providing digital media services to global brands seeking to target the large and growing esports market, and by signing top-tier talent in the influencer, on-screen talent and player categories. GameSquare seeks to accelerate its organic growth by acquiring new companies that further strengthen its roster of global brand relationships.

The Company’s business is primarily carried out through four entities: GameSquare, Code Red Esports Ltd. (“Code Red”), NextGen Tech, LLC (dba as Complexity Gaming) (“Complexity”) and Swingman LLC (dba Cut+Sew / Zoned) (“Cut+Sew”).

GameSquare’s registered office is located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 2M5, Canada. Please refer to Note 25 in the Company’s annual financial statements for details on the RTO Transaction which closed on October 2, 2020. The Company’s common shares (“Common Shares”) are traded on the Canadian Securities Exchange (the “CSE”) under the symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the symbol “GMSQF” and the Frankfurt Stock Exchange under the symbol “29Q1”.

OUTLOOK

Management believes GameSquare is well positioned to benefit from the significant growth of the esports industry. The esports industry has an estimated global audience of 600 million viewers projected by 2023, watching more than 100 billion hours of esports programming, generating over US$200 billion in revenue (source: NewZoo 2020 Global Esports Report and EsportsObserver.com). GameSquare’s revenue growth is expected to be driven by increasing marketing spend from global brands that seek exposure to and connections with these audiences.

The Company is focusing its growth efforts and strategies on the digital agency vertical which serves the esports market, and more broadly in sports and entertainment through content creation, audience development and growing brand relationships. The digital agency industry is highly fragmented, and these businesses are generally characterized by high revenue growth with healthy earnings before income, taxes, depreciation and amortization (“EBITDA”) margins, which management believes positions the Company well for sustainable growth through organic efforts and presents significant opportunities to grow through accretive acquisitions. GameSquare executed on multiple acquisitions in 2021 and has developed a robust pipeline of potential acquisitions. The Company has a rigorous set of acquisition criteria and is considering companies that generate revenue roughly between $5 million to $25 million with EBITDA margins in the 20% to 40% range, depending on the size and maturity of the business. Transactions will typically be structured to favour stock over cash and include achievable and reasonable earnouts over as many as 24 months. The Company intends to use these criteria and guidelines; however, it may decide to enter into a transaction with a target that does not meet any or all of these criteria or guidelines. There is no assurance that the Company will be able to complete such potential acquisitions in the near future or at all and on terms, that are favourable to the Company.

The Company is seeing significant growth in the number, and the size, of RFPs for our agency businesses and greater sales activity within Complexity. The quality of our sales organization resulted in significant growth in our Q4 2021 revenue and our contracted revenue and sales pipeline for FY2022 is the largest it has ever been. This momentum has given us the confidence to increase our 2022 revenue guidance to a range of $23.5 - $25 million (C$30 to C$32 million) which compares us very favourably against our esports peers.

See “Risks and Uncertainties” in the annual MD&A.

Page 3 of 14

GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

Q1 FISCAL 2022 HIGHLIGHTS

On January 6, 2022, the Company, announced that Justin Kenna, CEO of GameSquare, and Christina Grushkin, Head of Sales at Complexity, were named by Business Insider as top executives defining the future of advertising in video games and esports. The list includes executives from leading companies such as Anheuser-Busch, McDonald’s, Verizon, State Farm, Nike, and Honda as well as top agencies and esports organizations like Dentsu, Omnicom Media Group, and Evil Geniuses. The article highlights the acquisitions that GameSquare has completed under Justin’s tenure as CEO and the positive impact that the business can have on satisfying advertisers’ needs around marketing, talent management, and organizing events.

On January 27, 2022, the Company announced that it had entered into a sponsorship agreement with ARterra Labs Co. (“ARterra”), an NFT (Non-Fungible Token) platform focused on the esports and gaming market. ARterra has been named the Official NFT Marketplace of Complexity and the Exclusive NFT Platform of Complexity. The sponsorship is meaningful to Complexity with additional opportunities to expand and grow the sponsorship as ARterra seeks to accelerate engagement within the esports and gaming community. Complexity and ARterra will collaborate on the official launch of the platform and together intend to build engagement strategies to ensure authenticity for the gaming and esports community through education and enhanced understanding of digital collectibles. ARterra has created a carbon neutral platform and marketplace and strives to create genuine utility for its fans and creators.

On March 1, 2022, Oluwafemi “Femi” Okusanya joined the Company to lead the newly launched Fourth Frame Studios. Mr. Okusanya is a leading creative director with extensive experience growing content studios. He is the recipient of numerous Streamy Awards, including best branded content in 2021. His extensive resume of working with top tier companies includes global brands and household names within the automotive, sports apparel, footwear, luxury brands, and professional sports teams and leagues. Fourth Frame Studios is a first-of-its-kind content production and creative execution studio at the intersection of gaming and culture. The LA based studio will develop creative content solutions for brands to reach the next generation of consumers.

SUBSEQUENT EVENTS

On April 5, 2022, the Company announced a fully subscribed US$3 million non-brokered private placement. As of the date of this MD&A, a first tranche of US$2.2 million had closed.

The Company also entered into a letter of intent for a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement is expected to become available for drawdown on closing of the private placement and satisfaction of certain conditions precedent.

Page 4 of 14

GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

REVIEW OF FINANCIAL RESULTS

The following financial information is derived from the condensed interim consolidated financial statements for the three months ended March 31, 2022 and the three months ended February 28, 2021.

	Three months ended	Three months ended
($ U.S. dollars)	March 31, 2022	February 28, 2021
		(Restated)*
Revenue	$5,040,074	820,129

Cost of sales	3,394,873	726,744

Gross profit	1,645,201	93,385

Other income
Interest and other income	3,020	335

Total other income	3,020	335

Expenses
Salaries, consulting and management fees	2,660,889	411,308
Player compensation	439,685	-
Professional fees	393,243	39,361
General office expenses	330,216	57,877
Selling and marketing expenses	282,438	-
Travel expenses	255,685	205
Shareholder communications and filing fees	21,321	44,465
Interest expense	90,105	27
Foreign exchange loss	3,896	16,802
Change in provision for reclamation deposit	-	(75,119)
Share-based compensation	500,143	73,455
Amortization	682,558	96,904

Total expenses	5,660,179	665,285

Loss for the period before income taxes	(4,011,958)	(571,565)
Income tax (recovery)	(18,329)	(30,635)
Loss for the period	(3,993,629)	(540,930)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation	103,775	154,078

Total comprehensive loss for the period	$(3,889,854)	$(386,852)

(Loss) profit for the period attributable to:
Owners of the parent	(4,007,347)	(540,930)
Non-controlling interest	13,718	-
	$(3,993,629)	$(540,930)
Basic and diluted net loss per share	$(0.02)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	244,381,900	52,167,059

See accompanying selected notes to the consolidated financial statements

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

Readers are advised that Reciprocity’s (and its subsidiaries) results have been consolidated from the date of acquisition of March 16, 2021; Complexity’s results have been consolidated from the date of acquisition of June 30, 2021; and Cut+Sew’s results have been consolidated from the date of acquisition of July 27, 2021.

For the three months ended March 31, 2022, the Company reported a loss of $3,993,629 or $(0.02) per common share, compared with a loss of $540,930 or $(0.01) per common share, for the three months ended February 28, 2021. The increase in net loss is the result of increased expenses on the acquisition of Reciprocity on March 16, 2021, the acquisition of Complexity on June 30, 2021, and the acquisition of Cut+Sew on July 27, 2021.

REVENUE AND SEGMENTED INFORMATION

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s managing director as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses net income, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company having three operating segments under IFRS 8.

The Company’s “Teams” segment represents its esports teams, which generate revenue through sponsorship, prize and player related revenue. The Company’s teams include: Complexity Gaming, R7 Gaming, and LGD Gaming.

The Company’s “Agency Services” segment represents its esports agencies which include: Code Red, GCN and Cut+Sew. The Company’s agencies generate revenue through talent management, influencer promotional fees and consulting.

The Company’s “Content Production” segment represents its Fourth Frame Studios business which is involved with the creation and production of original online content. Fourth Frame Studios produces both white label content for clients and original content which it sells to distributors.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

Three months ended March 31, 2022
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Sponsorship	-	1,823,514	-	-	1,823,514
Winning/Player buyout/Other	-	-	-	99,848	99,848
Total Team Revenue	-	1,823,514	-	99,848	1,923,362

Cost of Sales	-	1,077,549	-	51,951	1,129,500
Gross profit	-	745,965	-	47,897	793,862

Influencer / on screen talent representation	1,268,397	-	-	-	1,268,397
Digital media	-	1,725,815	-	-	1,725,815
Total Agency Revenue	1,268,397	1,725,815	-	-	2,994,212

Cost of sales	1,010,634	1,100,952	-	-	2,111,586
Gross profit	257,763	624,863	-	-	882,626

Content production	-	122,500	-	-	122,500

Cost of sales	-	153,787	-	-	153,787
Gross profit	-	(31,287)	-	-	(31,287)

Non-current assets	1,371,407	11,846,578	322,902	79,240	13,620,127

Three months ended February 28, 2021*
	Europe	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$

Influencer / on screen talent representation	820,129	-	-	-	820,129
Digital media and marketing	-	-	-	-	-
Total Agency Revenue	820,129	-	-	-	820,129

Cost of sales	726,744	-	-	-	726,744
Gross profit	93,385	-	-	-	93,385

Non-current assets	3,634,491	-	342,389	-	3,976,880

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements. In addition, comparative figures have been reclassified to conform with presentation adopted for the current period.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

During the period ended December 31, 2021, the Company changed its fiscal year end from November 30 to December 31. As a result of this change, the results of the quarter ended March 31, 2022 are for the three months ended March 31, 2022 with the comparative period consisting of the three months ended February 28, 2021.

Revenue

Revenues for the three months ended March 31, 2022 were $5,040,074, which include $1,823,514 from Complexity, $1,048,315 from Cut+Sew and $1,268,397 from Code Red. In the comparative period ended February 28, 2021, revenues of $820,129 were from Code Red exclusively.

For the three months ended March 31, 2022, the Company’s Teams segment generated revenue of $1,823,514 in North America. The Company’s Agency Services segment generated revenue of $2,994,212 (Europe $1,268,397 and North America $1,725,815). The Teams segment generated gross profit of $793,862, while the Agency Services segment generated gross profit of $882,626. The newly added Content Production segment generated a loss of $31,287 given it only commenced operations during the quarter. Longer term, we expected our Content Production business to generate margins of approximately 30%.

Expenses

Salaries, consulting and management fees incurred during the three months ended March 31, 2022 were $2,660,889 compared to $411,308 during the three months ended February 28, 2021. Consulting fees in the current period reflect the consulting fees of GameSquare, Code Red, Complexity and Cut+Sew for the three months ended March 31, 2022. The consulting fees during the comparative period were for GameSquare (Ontario) Inc. and Code Red for the three months ended February 28, 2021. Complexity and Cut+Sew were acquired after February 28, 2021.

Player compensation for the three months ended March 31, 2022 was $439,685 compared to $nil in the comparative period and consisted of salaries and benefits paid to players. The increase reflects the acquisition of teams as part of the Complexity acquisition that did not exist in the Company in the prior period.

Professional fees of $393,243 incurred during the three months ended March 31, 2022 were for amounts paid or accrued for audit and legal fees for the consolidated Company. Professional fees incurred during the same period in the prior year were $39,361 and related to legal and audit fees accrued by GameSquare.

General office expenses for the three months ended March 31, 2022 were $330,216, compared to $57,877 in the comparative period. The increase from the prior periods is the result of the acquisitions of Reciprocity, Complexity and Cut+Sew.

Selling and marketing expenses were $282,438 for the three months ended March 31, 2022, versus $nil in the comparative period. The increase reflects the acquisitions of Complexity and Cut+Sew during the prior year, as well as expenses associated with additional investor relations.

Travel expenses for the three months ended March 31, 2022 were $255,685, versus $205 in the comparative period. The increase from the prior period is the result of increased commercial activity of the combined company and the easing of COVID-19 travel restrictions.

Shareholder communications and filing fees during the three months ended March 31, 2022, were $21,321 compared to $44,465 during the comparative period in the prior year. The Company had increased activity in the prior period following its public listing through a reverse takeover transaction which closed on October 2, 2020.

Interest expense during the three months ended March 31, 2022 was $90,105 compared to $27 in the comparative period and related to interest on a loan acquired as part of the acquisition of Reciprocity and a lease liability acquired on the acquisition of Complexity.

The Company recorded $500,143 in share-based compensation during the three months ended March 31, 2022 related to the amortization of the fair market value of the options and RSUs granted during the three months ended March 31, 2022 and the thirteen months ended December 31, 2021. The Company granted 2,550,000 (thirteen months ended December 31, 2021 - 14,509,241) options to directors, officers, and consultants of the Company. The options have vesting periods of immediate to three years. In addition, the Company granted 1,000,000 RSUs during the three months ending March 31, 2022 (thirteen months ending December 31, 2021 - 6,242,158) with vesting periods of immediate to three years. The Company recorded $73,455 in share-based compensation during the three months ended February 28, 2021. The Company granted 2,500,000 options to directors, officers, and consultants of the Company in the comparative period. The options had vesting periods between one and three years.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

During the three months ended March 31, 2022, the Company recorded amortization expense of $682,558 related mainly to the amortization of intangible assets, equipment and right of use assets acquired on the acquisitions of Code Red on October 2, 2020, Reciprocity on March 16, 2021, Complexity on June 30, 2021 and Cut+Sew on July 27, 2021. Amortization of $96,904 during the comparative period related to the intangible assets and equipment acquired on the acquisition of Code Red on October 2, 2020.

CASH FLOWS

($ Canadian)	Three months ended March 31, 2022	Three months ended February 28, 2021

Cash flows (used in) operating activities	$(4,036,770)	(433,434)
Cash flows from financing activities	(281,630)	807,472
Cash flows (used in) investing activities	(42,018)	-
Effect of exchange rate changes on cash	9,885	9,724

Net change in cash	$(4,350,533)	383,762

The Company used cash of $4,036,770 in operating activities during the three months ended March 31, 2022 compared with $433,434 in the comparative period. The increase in the use of cash was mainly the result of increases in consulting and management fees, professional fees, general office expenses, selling and marketing expenses and shareholder communications as described in the Results of Operations section.

During the three months ended March 31, 2022, the Company repaid loan amounts of $149,442 and made lease payments of $132,188. On February 19, 2021, the Company closed a non-brokered private placement financing of 2,381,477 units at a price of CAD$0.42 per unit for gross proceeds of $792,945 (CAD$1,000,220) and paid share issue costs of $1,165. In addition, the Company received a $15,692 (CAD$20,000) top up on a Canada Emergency Business Account loan during the three months ended February 28, 2021.

During the three months ended March 31, 2022, the Company purchased equipment for $42,018.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the consolidated financial statements of the Company for the most recent eight historical quarters and should be read in conjunction with the financial statements of the Company:

($, except per share amounts)*	Mar-22	Dec-21	Aug-21	May-21
Revenue	5,040,074	7,206,225	1,973,099	891,804
Cash flow from operating activities	(4,036,770)	(4,178,681)	(4,117,979)	(2,362,653)
Net (loss)	(3,993,629)	(544,115)	(10,259,009)	(9,854,296)
Per share - basic and diluted	(0.02)	(0.00)	(0.05)	(0.09)
Total assets	20,459,388	23,828,404	42,286,412	14,141,010

($, except per share amounts)*	Feb-21	Nov-20	Aug-20	May-20
Revenue	820,129	371,974	-	-
Cash flow from operating activities	(433,434)	(264,720)	(2,427)	(67,456)
Net (loss) income	(540,930)	(2,531,085)	3,395	(104,301)
Per share - basic and diluted	(0.01)	(0)	0	(0)
Total assets	5,347,189	4,761,984	236,783	225,828

* On January 1, 2022, the Company elected to change its presentation currency from CAD to USD. For periods prior to January 1, 2022, the results have been restated to reflect this change. See Note 3 of the Company’s condensed interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2022, the Company had working capital of $3,773,325, compared to $6,769,683 as at December 31, 2021. The decrease in the working capital resulted mostly from the Company’s use of cash in operating activities as described in the cash flows section.

The financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Continuing operations, as intended, are dependent on management’s ability to raise required funding through future equity issuances, its ability to acquire business interests and develop profitable operations or a combination thereof, which is not assured, given today’s volatile and uncertain financial markets. The Company may revise programs depending on its working capital position.

Other than its current liabilities of $3,065,936 at March 31, 2022, the Company has no short-term capital spending requirements, and future plans and expectations are based on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. There can be no assurance that the Company will be able to obtain adequate financing in the future or, if available. that such financing will be on acceptable terms. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various programs or acquisition plans and may be unable to continue operations. The Company may seek such additional financing through debt or equity offerings. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

Additionally, on April 5, 2022, the Company announced a fully subscribed US$3 million non-brokered private placement. As of the date of this MD&A, the private placement had not closed.

The Company also entered into a US$5 million credit facility which will provide the Company with access to capital, if required, to execute on its strategic priorities. The credit agreement will become available for draw down after satisfaction of certain conditions precedent.

GameSquare does not have any contracts or commitments for additional financing other than the previously mentioned US$5 million revolving credit facility. $Nil has been drawn on the facility as of the date of this MD&A.

The Company has a material office lease in Frisco, Texas, United States which runs until April 2029 as described below.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2029. The lease had a carrying amount of $2,950,277 at the date of acquisition of Complexity. The amortization charge during the period was $94,158.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities. For the three months ended March 31, 2022, the Company recognized $60,771 in interest expense related to its lease liabilities.

A reconciliation of the lease liabilities for the three months ended March 31, 2022 is as follows:

March 31, 2022

Balance, beginning of period	$3,000,032
Acquisiton of Complexity	-
Cash outflows	(132,188)
Finance costs	60,771

$2,928,615

March 31, 2022

Lease Liability - current	$309,805
Lease Liability - non-current	2,618,810

$2,928,615

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

The Company recorded $124,578 in share-based compensation related to the vesting of options and RSUs granted during the thirteen months ended December 31, 2021 (see Notes 14(a) and (b)).

Included in accounts payable and accrued liabilities at March 31, 2022 is $164,853 (December 31 - $178,244) owed to the chairman of the board of directors of the Company. This amount is due on demand, unsecured, and non-interest bearing.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

COMMITMENTS AND CONTINGENCIES

Management Commitments

The Company is party to certain management contracts. These contracts require payments of approximately $1,392,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $866,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former Activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation provision accrued in the condensed interim consolidated financial statements to be remote, the outcome of any such contingent matters is inherently uncertain.

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at period end, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

COVID-19

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Government Assistance Loan

On May 27, 2020, the Company received a $40,000 Canada Emergency Business Account (“CEBA”) unsecured loan from the Government of Canada via its commercial bank. On January 11, 2021, the Company received an additional $20,000 increasing the loan to $60,000. The loan was interest free until December 31, 2022 and matured on December 31, 2025. If $40,000 of the loan is repaid by December 31, 2022, the remaining $20,000 will be forgiven. On October 8, 2021, the Company repaid $40,000 of the loan and on November 30, 2021, the remaining $20,000 was forgiven. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

On June 30, 2021, the Company acquired Complexity (see Note 4(b) of the condensed interim consolidated financial statements). Complexity had a Paycheck Protection Program (“PPP”) loan from J.P. Morgan in the amount of $631,906 (USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date. On July 15, 2021, the Company received full forgiveness of the balance. The gain on the loan forgiveness is included in salaries, consulting and management fees in the condensed interim consolidated statements of loss.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

ACCOUNTING POLICIES

Significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the thirteen months ended December 31, 2021 with the exception of the following new accounting standards and change in presentation currency noted below.

Change in presentation currency

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollars” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

The functional currency of GameSquare is the Canadian dollar, and the functional currency of the Company’s subsidiaries are listed in the table in Note 1. For periods prior to January 1, 2022, the statements of financial position for each period presented have been translated from the functional currency of the Company and each of its subsidiaries to the new U.S. dollar presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the date of incorporation of GameSquare (Ontario) Inc. on December 13, 2018 (See Note 1). The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting periods, or at the exchange rate prevailing at the date of transactions. Exchange differences arising on translation from functional currency to the U.S. dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

New accounting standards

Effective January 1, 2022, the Company adopted the following new accounting standards.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 16 – Property, Plant and Equipment (“IAS 16”) was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognized in profit or loss, together with the costs of producing those items. The adoption of this standard on January 1, 2022 did not have a material impact on the Company’s condensed interim consolidated financial statements.

Accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded.

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GameSquare Esports Inc. Management’s Discussion and Analysis For the three months ended March 31, 2022 and February 28, 2021

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has:

a)	244,381,900 Common Shares outstanding;
b)	20,405,958 stock options outstanding with expiry dates between March 16, 2023 and March 24, 2027; and
c)	6,242,158 RSUs of which 1,277,854 were vested
d)	46,186,841 warrants with expiry dates between October 2, 2022 and July 22, 2024.

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